Filed pursuant to Rule 433

Preliminary Prospectus dated August 11, 2009

Registration No. 333-157013

DOMINION RESOURCES, INC.

FINAL TERM SHEET

August 11, 2009

2009 Series A 5.20% Senior Notes due 2019

Issuer:	Dominion Resources, Inc.

Principal Amount:	$500,000,000

Expected Ratings* (Moody’s/S&P/Fitch):	Baa2 (stable outlook)/A- (stable outlook)/ BBB+ (stable outlook)

Trade Date:	August 11, 2009

Settlement Date:	August 14, 2009

Final Maturity Date:	August 15, 2019

Interest Payment Dates:	February 15 and August 15

First Interest Payment Date:	February 15, 2010

Call Provisions:	Make Whole Call at T+25 bps

Treasury Benchmark:	3.125% due May 15, 2019

Benchmark Yield:	3.717%

Spread to Benchmark:	+150 bps

Reoffer Yield:	5.217%

Coupon:	5.20%

Price to Public:	99.869%

Proceeds to Company Before Expenses:	99.219%

CUSIP/ISIN:	25746UBH1/US25746UBH14

Joint Book-Running Managers:	BNP Paribas Securities Corp.; Deutsche Bank Securities Inc.; J.P. Morgan Securities Inc. and Morgan Stanley & Co. Incorporated.

Co-Managers:

Credit Suisse Securities (USA) LLC and KeyBanc Capital Markets Inc.

BNY Mellon Capital Markets, LLC; SunTrust Robinson Humphrey, Inc.; The Williams Capital Group, L.P. and U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

BNP Paribas Securities Corp.	1-800-854-5674 (toll free)
Deutsche Bank Securities Inc.	1-800-503-4611 (toll free)
J.P. Morgan Securities Inc.	1-212-834-4533 (collect)
Morgan Stanley & Co. Incorporated	1-866-718-1649 (toll free)

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.